UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10109

Beckman Coulter, Inc. Savings Plan

(Exact name of registrant as specified in its charter)

250 S. Kraemer Boulevard,

Brea, California 92821

(714) 993-5321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Beckman Coulter, Inc. Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Interests in the Beckman Coulter, Inc. Savings Plan                        0*

* On June 30, 2011 and pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated February 6, 2011, by and among Beckman Coulter, Inc. (the “Company”), Djanet Acquisition Corp. (the “Merger Sub”), and Danaher Corporation (“Danaher”), Merger Sub merged with and into the Company, with the Company surviving the Merger as an indirectly wholly-owned subsidiary of Danaher (the “Merger”). As a result of the Merger, all shares of Common Stock, par value $0.10 (the “Common Stock”), of the Company held under the Beckman Coulter, Inc. Savings Plan (the “Plan”) have been cancelled and converted into the right to receive a cash payment. In connection with the Merger, the Common Stock of Beckman Coulter, Inc. has been eliminated as an investment option under the Plan. Therefore, interests in the Plan are exempt from registration. Accordingly, the Company has filed post-effective amendments on Forms S-8 with the Securities and Exchange Commission to terminate the offering of unsold shares of Common Stock and related interests in the Plan, and this Form 15 has been filed to suspend the Plan’s duties to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, Beckman Coulter, Inc. Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2011	BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc. Benefits Finance and Administration Committee

	By:	/s/ Carolyn D. Beaver

	Name:	Carolyn D. Beaver
	Title:	Committee Member